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                                                              EXHIBIT 99.8

                              (DRAFT 8/10/99)

     FOR IMMEDIATE RELEASE     Contact:  Craig D. Crisman
                                         Chief Executive Officer
                                         805\683-5353


             APPLIED MAGNETICS CORPORATION ANNOUNCES RIGHTS OFFERING
                SUBSCRIPTION AND ADDITIONAL MR PRODUCTION ORDER


GOLETA, California, August 10, 1999--APPLIED MAGNETICS CORPORATION
(APM-NYSE) today announced that it has filed a Registration Statement on Form S-1 with the SEC for a fixed price Rights Offering.

Proceeds from the Rights Offering will be used to improve the Company's operating activities and fund production of MR and GMR products including related working capital. The Company announced on July 22, 1999 that it had received a production order for delivery of 4.3 gigabyte per disk MR heads beginning in the fourth quarter of fiscal 1999 pending completion of qualification. Since the time of the announcement, the Company has received an additional order from another customer, also for 4.3 gigabyte MR heads, pending final qualification. Both orders are expected to generate significant revenue for the Company through the fourth calendar quarter of fiscal year 1999.

The Company proposes to distribute to holders of its outstanding common stock, at no cost, transferable subscription rights ("Rights") to purchase additional shares of the Company's common stock at a discount to the current market price. Holders of the common stock will receive one Right for each share of common stock held by them as of the close of business on the record date, which will be August 12, 1999, or such later date on or after which the Registration Statement becomes effective. Holders of Rights are entitled to subscribe for and purchase one share of common stock for every one Right (the "Basic Subscription Privilege") at a subscription price of $1.00 per share. If any shares of common stock are not purchased by holders of Rights pursuant to the Basic Subscription Privilege (the "Excess Shares"), any holder purchasing all of the shares of common stock available to that holder may purchase an additional number of Excess Shares at $0.85, a 15% discount to the Basic Subscription Privilege, subject to proration.

As soon as practicable after the record date, the Company expects to mail to current stockholders a final prospectus for the Rights Offering accompanied by a subscription warrant and related explanations for exercising or selling the Rights. The prospectus will contain a description of the Rights Offering and other information. If these do not arrive within a reasonable time after the record date, stockholders should notify ChaseMellon Shareholders Services, L.L.C., at 450 W. 33rd Street, 14th Floor, New York, N.Y. 10001 or telephone
(800) 414-2879. Banks and brokers may call collect at (212) 273-8080.

The Registration Statement relating to the Rights and the underlying common stock has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This notice shall not constitute an offer to buy, nor shall there be any sale of such Rights or common stock in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

Although the Company has not yet commenced the Rights Offering and shareholders are not required to take any action at this time, shareholders should be prepared to act promptly or to have someone authorized to act for them when they receive their subscription warrant. Whether or not shareholders wish to exercise or sell their Rights,


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the proper subscription form, and the full payment of the subscription price for all shares sought to be purchased (including clearance of any personal or uncertified checks), must be received by ChaseMellon Shareholder Services, L.L.C. before the Rights Offering expires on September 2, 1999.

"We are pleased with the quality and perfromance of our 4.3 gigabyte heads compared to the competition. We believe this product performance coupled with the successful completion of the Rights Offering, will position the Company to ramp-up production and continue our recovery" said Craig Crisman, Chairman and CEO of the Company.

Forward-looking statements included in this release are based on estimates and assumptions made by management of the Company, which, although believed to be reasonable, are inherently uncertain and difficult to predict.
Therefore, undue reliance should not be placed upon such estimates. Such statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to differ materially from those projected. These factors include, but are not limited to: successful transition to volume production of MR and GMR disk head products with profitable yields; the limited number of customers and customer changes in short range and long range plans; competitive pricing pressures; changes in business conditions affecting the Company's financial position or results of operations which significantly increase the Company's working capital needs; the Company's inability to generate or obtain sufficient capital to fund its working capital needs; the Company's ability to control inventory levels; domestic and international competition in the Company's product areas; risks related to international transactions; and general economic risks and uncertainties.

Applied Magnetics Corporation is an independent manufacturer of magnetic recording head, head-gimbal assemblies ("HGAs") and headstack assemblies ("HSA's") for computer hard disk drives. Founded in 1957, Applied Magnetics is the oldest independent U.S. based supplier of disk heads to the merchant market. Headquartered in Goleta, California, the Company employs over 3000 people around the world, with facilities in Malaysia, Korea, Singapore and China. The Company's worldwide web site can be found at www.appmag.com.

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